EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – November 9, 2010 – Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), announced that on November 3, 2010, a request to certify a lawsuit as class action, filed against its subsidiary, Bezeq International Ltd. ("Bezeq International") and two other international communications service providers, in the District Court of Tel-Aviv, alleging that the defendants over-charged subscribers using international calling cards sold by the defendants, was approved by the court and the lawsuit will be tried as a class action.

Bezeq International is reviewing the court's decision and examining the possibility of filing a motion for leave to appeal the court's decision.

For further information regarding the lawsuit, please refer to Bezeq's 2009 annual report (Section 4.19.3), dated March 3, 2010.